FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Registration Document dated 19 November 2020
Exhibit No. 2	NatWest Markets- Credit Ratings Action by Moody's dated 25 November 2020
Exhibit No. 3	Publication of a Prospectus dated 27 November 2020

Exhibit No. 1

NatWest Markets Plc

Publication of Supplementary Registration Document

The following supplementary registration document has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 19 November 2020.

To view the full document, please paste the following relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9399F_1-2020-11-19.pdf

A copy of the above supplementary registration document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

25 November 2020

NatWest Markets welcomes credit ratings action by Moody's

NatWest Markets Plc and NatWest Markets N.V. welcome the decision by the credit rating agency Moody's to upgrade the ratings of NatWest Markets Plc and NatWest Markets N.V. and keep the ratings on Positive outlook. This follows the recently announced accelerated de-risking, restructuring and re-focusing of the NatWest Markets business.

Moody's main credit ratings are now as follows:

NatWest Markets Plc
▪ long-term deposit and senior unsecured debt ratings upgraded to A3 from Baa2
▪ subordinated and junior subordinated ratings upgraded by 1 notch to Ba1 and Ba2(hyb) from Ba2 and Ba3(hyb) respectively.

NatWest Markets N.V.
▪ long-term deposit and issuer ratings upgraded to A3 from Baa2
▪ subordinated debt ratings upgraded to Ba1 from Ba2

Moody's ratings and assessments of NatWest Markets N.V. remain harmonized with those of NatWest Markets Plc, given the high level of operational integration between the two banks.

For further information please contact:

Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 13 1523 4205

Forward Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NatWest Markets Plc (NWM Plc) and NatWest Markets N.V.'s (NWM N.V.) regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NWM Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM Group's actual results are discussed in NWM Plc's 2019 Annual Report and Accounts (ARA), NWM Plc's 2020 Registration Document, NWM Plc's Interim Results for Q1 2020 and NWM Plc's Interim Results for H1 2020 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
NatWest Markets Plc RR3QWICWWIPCS8A4S074
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Exhibit No. 3

NatWest Markets Plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus relating to the NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme dated 26 November 2020

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8067G_1-2020-11-27.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
NatWest Treasury DCM, Head of Documentation and Funding
Tel: +44 (0) 7385 366 760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in each of the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2020

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary